Exhibit 99.3

Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar - US$

	Note	September 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	5,070,055	4,569,517
Margin cash	3	167,466	132,461
Trade accounts receivable	4	3,392,036	3,390,856
Inventories	5	5,471,831	5,101,230
Biological assets	6	1,590,004	1,712,153
Recoverable taxes	7	672,629	919,120
Derivative assets		91,701	87,795
Other current assets		365,285	323,194
TOTAL CURRENT ASSETS		16,821,007	16,236,326

NON-CURRENT ASSETS
Recoverable taxes	7	1,536,543	1,744,275
Biological assets	6	527,352	531,477
Related party receivables	8	108,388	118,554
Deferred income taxes	9	444,200	774,861
Derivative assets		—	81,940
Other non-current assets		325,374	319,226
		2,941,857	3,570,333

Investments in equity-accounted investees		44,511	56,601
Property, plant and equipment	10	12,371,130	12,918,249
Right of use assets	11.1	1,630,738	1,705,710
Intangible assets	12	1,930,448	1,985,595
Goodwill	13	5,848,322	6,105,020

TOTAL NON-CURRENT ASSETS		24,767,006	26,341,508

TOTAL ASSETS		41,588,013	42,577,834

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar - US$

	Note	September 30, 2024	December 31, 2023
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	14	4,684,804	5,257,053
Supply chain finance	14	1,115,967	948,066
Loans and financing	15	1,857,767	891,570
Income taxes	16	166,781	83,247
Other taxes payable	16	134,278	144,002
Payroll and social charges	17	1,461,445	1,297,181
Lease liabilities	11.2	346,205	352,627
Dividends payable	19	814,414	400
Provisions for legal proceedings	18	210,057	197,440
Derivative liabilities		101,572	144,251
Other current liabilities		558,196	581,123
TOTAL CURRENT LIABILITIES		11,451,486	9,896,960

NON-CURRENT LIABILITIES
Loans and financings	15	17,100,270	19,107,567
Income and other taxes payable	16	85,906	94,368
Payroll and social charges	17	409,582	490,503
Lease liabilities	11.2	1,425,422	1,488,600
Deferred income taxes	9	1,234,721	1,360,257
Provisions for legal proceedings	18	271,256	315,953
Derivative liabilities		38,803	—
Other non-current liabilities		90,173	115,840
TOTAL NON-CURRENT LIABILITIES		20,656,133	22,973,088

EQUITY	19
Share capital - common shares		13,177,841	13,177,841
Capital reserve		(177,620)	(186,009)
Other reserves		(37,234)	(36,413)
Profit reserves		3,623,632	3,623,632
Accumulated other comprehensive loss		(8,590,084)	(7,554,007)
Retained profit		554,857	—
Attributable to company shareholders		8,551,392	9,025,044
Attributable to non-controlling interest		929,002	682,742
TOTAL EQUITY		9,480,394	9,707,786
TOTAL LIABILITIES AND EQUITY		41,588,013	42,577,834

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar - US$

		Nine-month period ended September 30,
	Note	2024	2023

NET REVENUE	20	57,208,885	53,469,012
Cost of sales	24	(48,597,318)	(47,741,650)
GROSS PROFIT		8,611,567	5,727,362

Selling expenses	24	(3,438,825)	(3,387,663)
General and administrative expenses	24	(1,712,565)	(1,620,620)
Other income	24.1	60,323	115,003
Other expenses	24.1	(109,079)	(108,517)
NET OPERATING EXPENSES		(5,200,146)	(5,001,797)

OPERATING PROFIT		3,411,421	725,565

Finance income	21	517,594	343,113
Finance expense	21	(1,827,047)	(1,355,977)
NET FINANCE EXPENSE		(1,309,453)	(1,012,864)

Share of profit (loss) of equity-accounted investees, net of tax		(231)	9,836

PROFIT (LOSS) BEFORE TAXES		2,101,737	(277,463)

Current income taxes	9	(399,199)	(136,714)
Deferred income taxes	9	(193,301)	240,469
TOTAL INCOME TAXES		(592,500)	103,755
NET INCOME (LOSS)		1,509,237	(173,708)

ATTRIBUTABLE TO:
Company shareholders		1,354,020	(215,544)
Non-controlling interest		155,217	41,836
		1,509,237	(173,708)

Basic and diluted earnings (loss) per share - common shares (US$)	22	0.61	(0.10)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of income for the nine-month period ended September 30, 2024 and 2023 In thousands of United States dollar - US$ (except for earnings per share)

		Three-month period ended September 30,
	Note	2024	2023

NET REVENUE	20	19,926,006	18,729,700
Cost of sales	24	(16,646,119)	(16,465,034)
GROSS PROFIT		3,279,887	2,264,666

Selling expenses	24	(1,217,556)	(1,128,979)
General and administrative expenses	24	(487,585)	(595,629)
Other income	24.1	21,869	17,885
Other expenses	24.1	(42,301)	(23,052)
NET OPERATING EXPENSES		(1,725,573)	(1,729,775)

OPERATING PROFIT		1,554,314	534,891

Finance income	21	153,475	123,379
Finance expense	21	(514,565)	(500,216)
NET FINANCE EXPENSE		(361,090)	(376,837)

Share of profit of equity-accounted investees, net of tax		3,897	4,029

PROFIT BEFORE TAXES		1,197,121	162,083

Current income taxes	9	(142,382)	(98,070)
Deferred income taxes	9	(298,133)	77,492
TOTAL INCOME TAXES		(440,515)	(20,578)
NET INCOME		756,606	141,505

ATTRIBUTABLE TO:
Company shareholders		692,923	117,336
Non-controlling interest		63,683	24,169
		756,606	141,505

Basic and diluted earnings (loss) per share - common shares (US$)	22	0.31	0.05

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of comprehensive income for nine-month period ended September 30, 2024 and 2023 In thousands of United States dollar - US$

	Nine-month period ended September 30,
	2024	2023

Net income (loss)	1,509,237	(173,708)

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on net investment in foreign operations	(201,995)	368,536
Gain (loss) on foreign currency translation adjustments	(742,068)	(206,223)
Gain (loss) on cash flow hedge	1,292	1,323
Deferred income tax on gain on cash flow hedge	(328)	682
Valuation adjustments to equity (VAE) in subsidiaries (1)	(7,491)	(7,685)
Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations	8,828	9,640
Income tax on gain associated with pension and other postretirement benefit obligations	(2,240)	(2,446)
Total other comprehensive income (loss)	(944,002)	163,827

Comprehensive Income (loss)	565,235	(9,881)

Total comprehensive income (loss) attributable to:
Company shareholders	317,942	(30,603)
Non-controlling interest	247,293	20,722
	565,235	(9,881)

(1)	Primarily relates to foreign currency translation adjustments on conversion of indirect subsidiaries.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Condensed consolidated statements of comprehensive income for three-month period ended September 30, 2024 and 2023 In thousands of United States dollar - US$

	Three-month period ended September 30,
	2024	2023

Net income	756,606	141,505

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on net investment in foreign operations	34,517	(67,144)
Gain (loss) on foreign currency translation adjustments	162,985	(477,292)
Gain (loss) on cash flow hedge	460	2,634
Deferred income (expense) tax on cash flow hedge	236	1,357
Valuation adjustments to equity (VAE) in subsidiaries (1)	518	(3,516)
Items that will not be reclassified to statement of income:
Loss associated with pension and other postretirement benefit obligations	(1,065)	(2,680)
Income tax on gain associated with pension and other postretirement benefit obligations	(549)	680
Total other comprehensive income (loss)	197,102	(545,961)

Comprehensive Income (loss)	953,708	(404,456)

Total comprehensive income (loss) attributable to:
Company shareholders	886,381	(435,537)
Non-controlling interest	67,327	31,081
	953,708	(404,456)

(1)	Primarily relates to foreign currency translation adjustments on conversion of indirect subsidiaries.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of changes in equity for nine-month period ended September 30, 2024 and 2023 In thousands of United States dollar - US$

			Capital reserves					Profit reserves		Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction(1)	Stock options	Other reserves	Legal	Investments statutory	Tax-incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non-controlling interest	Total equity
BALANCE ON JANUARY 1, 2023		13,177,841	36,321	(239,584)	10,145	(35,177)	603,603	2,928,754	767,354	61,690	(8,410,771)	—	8,900,176	645,971	9,546,147
Net income (loss)		—	—	—	—	—	—	—	—	—	—	(215,544)	(215,544)	41,836	(173,708)
Loss on foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	(183,894)	—	(183,894)	(22,329)	(206,223)
Gain on net investment in foreign operations		—	—	—	—	—	—	—	—	—	368,536	—	368,536	—	368,536
Gain on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	2,005	—	—	2,005	—	2,005
Valuation adjustments to equity in subsidiaries		—	—	—	—	—	—	—	—	(7,685)	—	—	(7,685)	—	(7,685)
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	5,979	—	—	5,979	1,215	7,194
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	299	184,642	(215,544)	(30,603)	20,722	(9,881)
Share-based compensation		—	—	5,232	—	—	—	—	—	—	60	—	5,292	998	6,290
Realization of other reserves		—	—	—	—	(898)	—	—	—	—	—	898	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	—	—	—	—	(447,979)	(447,979)	—	(447,979)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	(5)	—	(5)	(4,650)	(4,655)
Others		—	—	—	—	—	—	—	—	—	—	—	—	(79)	(79)
BALANCE ON SEPTEMBER 30, 2023		13,177,841	36,321	(234,352)	10,145	(36,075)	603,603	2,928,754	767,354	61,989	(8,226,074)	(662,625)	8,426,881	662,962	9,089,843

BALANCE ON JANUARY 1, 2024		13,177,841	36,321	(232,475)	10,145	(36,413)	603,603	2,232,528	787,501	60,443	(7,614,450)	—	9,025,044	682,742	9,707,786
Net income		—	—	—	—	—	—	—	—	—	—	1,354,019	1,354,019	155,218	1,509,237
Gain (loss) on foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	(832,990)	—	(832,990)	90,922	(742,068)
Loss on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	(201,995)	—	(201,995)	—	(201,995)
Gain (loss) on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	964	—	—	964	—	964
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	5,435	—	—	5,435	1,153	6,588
Other comprehensive income VAE		—	—	—	—	—	—	—	—	(7,491)	—	—	(7,491)	—	(7,491)
Total comprehensive income (loss)		—	—	—	—	—	—	—	—	(1,092)	(1,034,985)	1,354,019	317,942	247,293	565,235
Share-based compensation		—	—	8,389	—	—	—	—	—	—	—	—	8,389	1,700	10,089
Realization of other reserves	19.d	—	—	—	—	(821)	—	—	—	—	—	821	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	—	—	—	—	(799,983)	(799,983)	—	(799,983)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	(3,081)	(3,081)
Others		—	—	—	—	—	—	—	—	—	—	—	—	348	348
BALANCE ON SEPTEMBER 30, 2024		13,177,841	36,321	(224,086)	10,145	(37,234)	603,603	2,232,528	787,501	59,351	(8,649,435)	554,857	8,551,392	929,002	9,480,394

(1)	Refers to changes in equity resulting mainly from compensation based on the shares of subsidiaries.
(4)	Includes capitalization of foreign exchange variation of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Luxembourg S.à.r.l. and JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of cash flows for nine-month period ended September 30, 2024 and 2023 In thousands of United States dollar - US$

		Nine-month period ended September 30,
	Note	2024	2023
Cash flows from operating activities
Net income (loss)		1,509,237	(173,708)
Adjustments for:
Depreciation and amortization	6, 10, 11 and 12	1,633,620	1,571,803
Expected credit losses	4	9,121	9,740
Share of profit of equity-accounted investees		231	(9,836)
Gain on sales of assets		(4,605)	(6,093)
Tax expense	9	592,500	(103,755)
Net finance expense	21	1,309,454	1,012,864
Share-based compensation		10,089	6,290
Provisions for legal proceedings	18	31,177	86,390
Impairment loss		26,633	24,819
Net realizable value inventory adjustments	5	8,821	(17,868)
DOJ (Department of Justice) and antitrust agreements	18	80,977	42,200
Fair value adjustment of biological assets	6	(55,967)	80,253
		5,151,288	2,523,099
Changes in assets and liabilities:
Trade accounts receivable		53,381	669,139
Inventories		(574,378)	170,788
Recoverable taxes		13,013	27,658
Other current and non-current assets		(93,156)	(85,521)
Biological assets		(355,132)	(376,531)
Trade accounts payable and supply chain finance		(303,239)	(1,047,993)
Taxes paid in installments		(48,065)	(28,459)
Other current and non-current liabilities		116,250	31,839
DOJ and Antitrust agreements payment		(56,630)	(90,300)
Income taxes paid		(188,753)	(23,764)
Changes in operating assets and liabilities		(1,436,709)	(753,144)

Cash provided by operating activities		3,714,579	1,769,955

Interest paid		(1,176,584)	(907,966)
Interest received		151,706	129,657

Net cash flows provided by operating activities		2,689,701	991,646

Cash flows from investing activities
Purchases of property, plant and equipment		(950,558)	(1,100,226)
Purchases and disposals of intangible assets	12	(6,086)	(6,622)
Proceeds from sale of property, plant and equipment		26,003	18,811
Acquisitions, net of cash acquired		(4,219)	(2,072)
Dividends received		8,652	6,537
Related party transactions		675	778
Others		—	20,625
Cash used in investing activities		(925,533)	(1,062,169)

Cash flows from financing activities
Proceeds from loans and financing		2,034,828	8,096,223
Payments of loans and financing		(2,637,753)	(4,406,523)
Derivative instruments received (settled)		(172,543)	(22,045)
Margin cash		(1,162)	(1,436)
Dividends paid		—	(447,979)
Dividends paid to non-controlling interest		(3,127)	(4,655)
Payments of leasing contracts		(314,038)	(318,428)
Cash provided (used in) by financing activities		(1,093,795)	2,895,157

Effect of exchange rate changes on cash and cash equivalents		(169,835)	(1,232)
Net change in cash and cash equivalents		500,538	2,823,402
Cash and cash equivalents beginning of period		4,569,517	2,526,431
Cash and cash equivalents at the end of period		5,070,055	5,349,833

Non-cash transactions:		Nine-month period ended September 30,
	Note	2024	2023
Non-cash additions to right of use assets and lease liabilities	11	330,988	421,921
Capitalized interest	10	26,153	56,559
Closing of construction for fixed assets		12,529	—

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

1 Background information

JBS S.A (“JBS” or the “Company”), is a corporation with its headquarters office in Brazil, at Avenue Marginal Direita do Tietê, no. 500, Vila Jaguara, in the City of São Paulo, and is controlled by J&F Investimentos S.A. Unaudited condensed consolidated interim financial information comprise the Company and its subsidiaries (collectively, the ‘Group’) as of and for the three and nine-month periods ended September 30, 2024 and 2023, were authorized by the Board of Directors on November 14, 2024. The Group has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 - Brasil, Bolsa e Balcão) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”.

The Group operates in the processing of animal protein, such as beef, pork, lamb and chicken, and operates in the production of convenience foods and other products. In addition, it sells leather, hygiene and cleaning products, collagen, metal packaging, biodiesel, among others. The Group has a broad portfolio of brands including Seara, Doriana, Pilgrim’s, Moy Park, Primo, Adaptable Meals, Friboi, Maturatta and Swift.

The unaudited condensed consolidated interim financial information includes the Group’s operations in Brazil as well as the activities of its subsidiaries.

1.1 Main events that occurred during the period:

1.1.1 Newcastle disease virus (NDV): On July 19, 2024, following the announcement of an outbreak of Newcastle disease virus at a poultry farm in Rio Grande do Sul, the Brazilian government announced the suspension of poultry exports from this state to various countries. In response, the indirect subsidiary Seara adjusted its production to export from other states, thereby avoiding significant impacts on operations.

1.1.2 Distribution of interim dividends: On August 13, 2024, the Company approved the distribution of interim dividends from the profit reserves in the amount of US$799,983 (equivalent to R$4.4 billion considering the exchange rate on September 30, 2024), corresponding to R$2.00 (equivalent to US$0.36 considering the exchange rate on August 13, 2024) per ordinary share on June 30, 2024, to be distributed to the shareholders. The interim dividends was distributed on October 7, 2024.

1.1.3 Agribusiness receivables certificates offering: On August 28, 2024, an offering of three series of Agribusiness Receivables Certificates (Certificados de Recebíveis do Agronegócio - CRAs) due in 2029, 2034, and 2044, respectively, were issued by Seara, an indirect subsidiary, guaranteed by JBS S.A., with an aggregate principal amount of up to US$275.8 million (equivalent to R$1.5 billion, based on the exchange rate on September 30, 2024). The offering was settled on October 3, 2024.

1.1.4 Share buyback program: On September 23, 2024, JBS S.A.’s board of directors approved a new share buyback program, pursuant to which JBS S.A. may acquire up to 113,396,357 of its outstanding common shares, representing up to approximately 5% of JBS S.A. total issued and outstanding share capital, on the B3 at prevailing market prices, during a period of 18 months from September 23, 2024. The Share Buyback Program will not affect the number of shares owned by our ultimate controlling shareholders.

1.1.5 Early redemption of Agribusiness Credit Receivable Certificates (CRA): On September 30 2024, JBS S.A. exercised the early redemption provisions of the debentures underlying three series of outstanding CRAs due 2027, 2030 and 2031, respectively (including all of the remaining outstanding series with financial covenants), which resulted in the total repayment of the related CRAs on September 30, 2024 in the aggregate amount of US$721 million (equivalent to R$3.9 billion, considering the exchange rate as of September 30, 2024).

1.1.6 Floods in Rio Grande do Sul: Regarding the floods that began on April 27, 2024, a total amount of US$19 million was recorded as cost of sales during the nine month-period ended September 30, 2024 (US$13 million during the three-month period ended September 30, 2024). This amount relates to losses of goods, live animals, inventory, and operational costs due to flooding and logistical disruptions in the region.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

1.2 Seasonality:

Demand for chicken is relatively stable throughout the year in the United States, Europe and Brazil, but there are seasonal variations in the sales volume of some specific products at certain times of the year, such as: Christmas, New Year and Easter. Demand in the United States beef industry is highest in the second and third quarters, due to favorable weather conditions for outdoor activities. In Australia, the beef industry faces a drop in slaughter in the fourth quarter, as the rainy season affects cattle’s availability and transport. In Brazil, beef sales do not fluctuate significantly during the year. The pork industry in The United States and Australia have peaks in demand in the first and fourth quarters, due to the supply of pork and the holidays, which stimulate the consumption of certain pork products, with no fluctuation in pork numbers in other locations.

1.3 Subsequent events:

a. On October 25, 2024, following the declaration of effectiveness by the United States Securities and Exchange Commission (SEC), the Company announced commencement of the acceptance period. for the Exchange Offer of the 13 existing series of debt securities (“Old Bonds”), unregistered with the SEC, for new registered debt securities (“New Bonds”). The offer was filed with the SEC on August 25, 2024, and will expire on November 25, 2024.

b. Distribution of interim dividends: On November 13, 2024, the Company approved the distribution of interim dividends from the profit reserves in the amount of US$381,776 (equivalent to R$2.22 billion considering the exchange rate on November 13, 2024), corresponding to US$0.17 (equivalent to R$1.00 considering the exchange rate on November 13, 2024) per ordinary share. The interim dividends will be distributed on January 15, 2025.

2 Basis of preparation

The unaudited condensed consolidated interim financial information as of and for the three and nine-month period ended September 30, 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by International Accounting Standards Board (IASB), and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2023 (“last annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS. However, selected explanatory notes are included to describe events and transactions that are significant to an understanding of the changes in the Group´s financial position and performance since the last annual financial statements.

In preparing these unaudited condensed consolidated interim financial information, Management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, which were authorized by the Board of Directors on November 14, 2024.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

2.1 New standards, amendments and interpretations

a. Standards, amendments and interpretations recently issued and adopted by the Group

Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements

Effective for periods beginning on or after January 1, 2024 but not required for any interim period presented within the annual reporting period, the changes aim to increase transparency and comparability of financial information in supplier finance arrangements, which involve financing suppliers through a financial institution. Companies will be required to disclose the terms and conditions of transactions with suppliers, the effects of these arrangements on liabilities and cash flows, and on the exposure to liquidity risk related to these arrangements. The Group is monitoring the changes and will adjust the disclosure in the explanatory notes according to the standard’s requirements by the year-end’s financial statements.

IAS 12 - Income Taxes

As of January 1, 2024, the changes to the International Tax Reform - Pillar Two Model Rules aim to address tax issues related to the creation of a global system of minimum taxation for multinational companies, as disclosed in note 10 - Income tax and social contribution.

IAS 1 - Presentation of Financial Statements

The amendments issued in 2020 and 2023 aim to clarify the requirements for determining whether a liability is current or non-current and require new disclosures for non-current liabilities subject to future covenants. The amendments apply to annual periods beginning on or after January 1, 2024. The Company is monitoring these changes and has not identified any impacts resulting from this amendment so far.

b. New standards, amendments and interpretations that are not yet effective

IAS 21 - Lack of exchangeability

Starting from January 1, 2025, this amendment establishes accounting requirements for situations where a functional currency cannot be converted into other currencies. In such cases, the Group must use the most recent observable exchange rate to translate the results and financial position of foreign operations into its presentation currency. The entity should also disclose this exchange rate, the date it was observed, and the reasons why the currency is non-exchangeable. The Group is monitoring the changes, and so far, no impacts have been identified.

3 Cash, cash equivalents and margin cash

	September 30, 2024	December 31, 2023
Cash on hand and at banks	2,239,508	1,830,814
CDB (bank certificates of deposit) and National Treasury Bills (Tesouro Selic) (1)	2,830,547	2,738,703
Cash and cash equivalents	5,070,055	4,569,517

Margin cash (Restricted cash)	108,007	18,191
Investments in Treasury Bills	59,459	114,270
Margin cash	167,466	132,461

Total	5,237,521	4,701,978

(1)	CDBs are held at financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

The availability of revolving credit facilities in the United States was US$2.9 billion as of September 30, 2024 (US$2.9 billion as of December 31, 2023). In Brazil, the availability of revolving credit facilities was US$450,000 as of September 30, 2024 (US$450,000 as of December 31, 2023).

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

4 Trade accounts receivable

	September 30, 2024	December 31, 2023
Current receivables
Domestic sales	1,901,136	1,920,310
Foreign sales	939,025	852,566
Subtotal	2,840,161	2,772,876
Overdue receivables:
From 1 to 30 days	404,000	397,753
From 31 to 60 days	50,629	93,175
From 61 to 90 days	24,326	29,490
Above 90 days	166,670	188,300
Expected credit losses	(89,133)	(84,913)
Present value adjustment	(4,617)	(5,825)
Subtotal	551,875	617,980
Trade accounts receivable, net	3,392,036	3,390,856

Present value adjustment - The Group discounts its receivables to present value using interest rates directly related to customer credit profiles. The weighted average discount rate used to calculate the present value of trade accounts receivable on September 30, 2024, was 0.47% per transaction (1.8% per transaction on September 30, 2023). Realization of the present value adjustment is recognized as deduction item to sales revenue.

The Group carry out credit assignment transactions with financial institutions, which these institutions acquire credits held against certain third-party customers in the domestic and foreign markets. The assignment transactions are negotiated with a permanent transfer of the risks and benefits to the financial institutions - described within Note 8 - Related party transactions.

Changes in expected credit losses:

	September 30, 2024	September 30, 2023
Balance at the beginning of the period	(84,913)	(82,636)
Additions	(13,460)	(9,740)
Write-offs/Reversals	8,488	9,711
Exchange rate variation	752	(997)
Balance at the end of the period	(89,133)	(83,662)

5 Inventories

	September 30, 2024	December 31, 2023
Finished products	3,400,262	3,096,459
Work in process	519,382	586,036
Raw materials	851,827	759,035
Supplies	700,360	659,700
	5,471,831	5,101,230

During the nine-month period ended September 30, 2024, and 2023, the Company recognized the net realizable value of inventories, with additions, reversals, and write-offs recorded in the cost of goods sold, in the amounts US$(8,821) and US$17,866, respectively.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

6 Biological assets

Changes in biological assets:

	Current		Non-current
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Balance at the beginning of the period	1,712,153	1,861,106	531,477	501,958
Business combination adjustments	—	(24,542)	—	—
Increase by reproduction (born) and cost absorption including death	7,946,809	9,480,586	1,044,216	617,834
Reduction for slaughter, sale or consumption	(9,087,750)	(10,140,478)	(52,962)	(47,496)
Purchases	324,336	331,670	180,481	134,415
Fair value adjustments	56,074	(80,253)	(108)	—
Reclassification from non-current to current	704,768	229,989	(704,768)	(229,990)
Exchange rate variation	(66,386)	20,720	(21,790)	4,197
Amortization	—	—	(449,194)	(445,763)
Balance at the end of the period	1,590,004	1,678,798	527,352	535,155

7 Recoverable taxes

Recoverable taxes as of September 30, 2024 and December 31, 2023 was comprised of the following:

	September 30, 2024	December 31, 2023
Value-added tax on sales and services - ICMS / IVA / VAT / GST	800,998	919,634
Social contribution on billings - PIS and COFINS	412,131	502,397
Withholding income tax - IRRF / IRPJ	957,720	1,196,502
Excise tax - IPI	18,803	22,004
Reintegra	8,135	8,905
Other	11,385	13,953
	2,209,172	2,663,395

Current	672,629	919,120
Non-current	1,536,543	1,744,275
	2,209,172	2,663,395

8 Related party transactions

The main balances and transactions between related parties are presented and described below. Amounts charged include borrowing costs, interest and management fees, when applicable.

Related party receivables

	September 30, 2024	December 31, 2023
Credit with related party (1)	108,388	118,554
	108,388	118,554

(1)	Refers to the agreement entered into between JBS S.A. and J&F Investimentos S.A. and certain former executives of the Group, which represents the definitive settlement of the dispute subject to Arbitration CAM n° 186/21, whereby J&F agreed to liquidate in accordance with the terms and conditions specified in the agreement.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

Other financial transactions in the Company

The Company entered into an assignment agreement with Banco Original S.A, direct subsidiary of the parent Group J&F, pursuant to which Banco Original S.A. acquires trade accounts receivables of certain or our customers in Brazil and abroad. The assignments are at the face value of the receivable less the discount applied by Banco Original through a transfer without recourse to JBS S.A. of all of the associated risks and benefits of such trade accounts receivables. For the nine-month period ended September 30, 2024, the Group incurred expenses from the sale of the receivables of US$97,333 (US$71,773 for the nine-month period ended September 30, 2023), recognized as financial expenses.

As of September 30, 2024, the Company held investments with Banco Original, of US$685,345 (US$781,523 as of December 31, 2023), recognized as cash and cash equivalents. The cash investments and cash equivalents have similar rates of return as CDIs (Interbank deposit rate). For the nine-month period ended September 30, 2024, the Company earned interest from these investments of US$25,736 (US$14,191 for the nine-month period ended September 30, 2023), recognized as financial income.

The Group is the sponsor of Institute J&F, a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. During the nine-month period ended September 30, 2024, the Company made donations of US$15,975 (US$15,720 for the nine-month period ended September 30, 2023), recognized as general and administrative expenses.

The Company has commitments to purchase cattle for future delivery signed with certain suppliers, including the related party JBJ, guaranteeing the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, as of September 30, 2024, the Company has commitment agreements in the amount of US$51,486 (US$61,926 as of December 31, 2023).

No expense for doubtful accounts or bad debts relating to related-party transactions were recorded during the nine-month period ended September 30, 2024.

Remuneration of key management

The Group’s key management is comprised of its executive officers and members of the Board of Directors. The aggregate amount of compensation received by the Group’s key management during the nine-month period ended September 30, 2024 and 2023 was:

	Nine-month period ended September 30,
	2024	2023
Salaries and wages	5,336	5,980
Variable cash compensation (1)	16,599	18,658
	21,935	24,638

(1)	The Company approves the variable cash compensation for its executives, typically at the end of March of each year, for the year that has just ended. Therefore, the variable cash compensation amount presented in these financial statements is the amount actually paid during the year to which they refer, related to previous periods.

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officer are employed under the Brazilian employment contract regime referred to as CLT (Consolidation of Labor Laws), which sets legal prerogatives for employee benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional employee benefits such as post-employment benefits, other long-term benefits or termination benefits that do not conform to Brazilian Labor Law.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

9 Income taxes

a. Composition of deferred tax income and social contribution

	September 30, 2024	December 31, 2023
Deferred income taxes assets	444,200	774,861
Deferred income taxes liabilities	(1,234,721)	(1,360,257)
	(790,521)	(585,396)

	Balance at January 1, 2024	Income statement	Exchange variation	Other Adjustments (1)	Balance at September 30, 2024
Tax losses and negative basis of social contribution	840,172	(238,772)	(63,233)	(553)	537,614
Expected credit losses on trade accounts receivable	38,086	12,365	(2,640)	—	47,811
Provisions for contingencies	78,840	(2,364)	34,771	—	111,247
Present value adjustment	7,648	(1,626)	(830)	—	5,192
Tax credits	23,685	19	48	(74)	23,678
Labor accident accruals	7,927	(928)	—	—	6,999
Pension plan	11,956	1,188	(40)	(8,340)	4,764
Trade accounts payable accrual	277,512	76,153	(50,671)	—	302,994
Non-deductible interest	211,958	(10,418)	2	—	201,542
Right of use assets	25,417	8,199	(1,963)	—	31,653
Goodwill amortization	(851,840)	(10,269)	84,639	—	(777,470)
Present value adjustment - Trade accounts payable	(6,064)	1,904	492	—	(3,668)
Business combinations	(444,250)	(36,524)	3,649	—	(477,125)
Inventory valuation	(207,085)	(55,739)	(2,464)	—	(265,288)
Hedge operations (2)	(25,364)	39,653	(534)	(496)	13,259
Realization of other reserves	(115,640)	2,033	12,795	—	(100,812)
Accelerated depreciation and amortization	(514,285)	17,175	(1)	—	(497,111)
Cut off adjustments (Revenue recognition)	—	25,890	(1,446)	—	24,444
Grains’ Fair Value Adjustment - Subsidiaries	—	(1,614)	(1,557)	—	(3,171)
Other temporary differences	55,931	(19,626)	(13,378)	—	22,927
Deferred taxes, net	(585,396)	(193,301)	(2,361)	(9,463)	(790,521)

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

	Balance at January 1, 2023	Income statement	Exchange variation	Other Adjustments (1)	Balance at September 30, 2023
Tax losses and negative basis of social contribution	649,164	292,676	18,156	—	959,996
Expected credit losses on trade accounts receivable	31,572	517	861	—	32,950
Provisions for contingencies	94,153	(2,585)	1,721	—	93,289
Present value adjustment	11,326	(4,671)	472	—	7,127
Tax credits	13,196	(104)	(13)	21	13,100
Labor accident accruals	6,139	1,236	—	—	7,375
Pension plan	10,485	45	(60)	(4,023)	6,447
Trade accounts payable accrual	284,235	72,675	2,823	—	359,733
Non-deductible interest	76,563	115,601	1	—	192,165
Right of use assets	22,583	24,640	446	—	47,669
Other temporary differences - assets
Goodwill amortization	(785,958)	(5,582)	(29,528)	—	(821,068)
Present value adjustment - Trade accounts payable	(8,105)	1,512	(341)	—	(6,934)
Business combinations	(441,428)	4,399	(1,222)	—	(438,251)
Inventory valuation	(109,703)	(162,640)	1	—	(272,342)
Hedge operations	8,209	(13,853)	540	416	(4,688)
Realization of other reserves	(110,379)	2,462	(4,635)	—	(112,552)
Accelerated depreciation and amortization	(586,839)	(29,703)	(18)	—	(616,560)
Other temporary differences - liabilities	77,595	(56,156)	4,218	3,479	29,136
Deferred taxes, net	(757,192)	240,469	(6,578)	(107)	(523,408)

(1)	Changes in the deferred tax statement of financial position accounts that do not directly impact income statement accounts, are shown in the column Other Adjustments. These adjustments refer mainly to: the direct subsidiary Brazservice Ltda. incorporated into the Company; deferred taxes on cash flow hedge transactions recognized in other comprehensive income, carried out by the subsidiary Seara Alimentos; and pension plan in the United States of America.
(2)	Hedge and hedge accounting operations are disclosed in Note 25 - Risk management and financial

b. Reconciliation of income tax and social contribution expense:

	Nine-month period ended September 30,		Three-month period ended September 30,
	2024	2023	2024	2023
Profit before taxes	2,101,737	(277,463)	1,197,121	162,083
Brazilian statutory corporate tax rate	(34)%	34%	(34)%	34%
Expected tax benefit (expense)	(714,591)	94,337	(407,021)	(55,108)

Adjustments to reconcile taxable income tax expense (benefit):
Share of profit of equity-accounted investees	(79)	3,339	1,324	1,364
Non-taxable tax benefits (1)	164,991	366,689	55,412	130,363
Difference of tax rates on taxable income from foreign subsidiaries	128,842	(43,525)	(2,239)	(14,854)
Transfer pricing adjustments	(7,126)	(2,497)	59,613	(665)
Profits taxed by foreign jurisdictions (2)	25,925	(271,871)	61,803	(96,399)
Deferred income tax not recognized	(199,592)	(184,575)	(203,623)	(41,244)
Dividends paid abroad	(10,483)	—	—	—
Non-taxable interest - Foreign subsidiaries	11,715	98,879	3,909	34,920
Donations and social programs (3)	(929)	(5,168)	1,176	(1,256)
SELIC interest on tax credits	5,169	4,309	1,050	1,843
Other permanent differences	3,658	43,838	(11,919)	20,458
Current and deferred income tax benefit (expense)	(592,500)	103,755	(440,515)	(20,578)

Current income tax	(399,199)	(136,714)	(142,382)	(98,070)
Deferred income tax	(193,301)	240,469	(298,133)	77,492
	(592,500)	103,755	(440,515)	(20,578)
Effective income tax rate	(28.19)%	37.39%	(36.80)%	12.70%

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

According to IAS 12, the effective average rate is calculated by the ratio between the tax expense (benefit) and the accounting profit. However, it is important to highlight that this rate can be influenced by operations that impact the tax expense (benefit) but do not have a direct relation to the net profit for the period. Examples of these operations include the effects of unrecognized deferred taxes, income tax and social contribution on the realization of the revaluation reserve, dividends paid abroad, and investment subsidies from previous years. In our understanding, this information should be considered for the analysis of the effective rate.

(1)	The Company and its subsidiaries have subsidies granted by state governments, as presumed income tax benefits, in accordance with the regulations of each State. The appropriate values of this tax incentive as revenue in the result are excluded in the calculation of taxes on profit, when the requirements set out in current legislation are met. During the nine-month period ended September 30, 2024, the Company and its subsidiaries recorded the amount of government subsidies in the amount of US$466 million (US$1.1 billion in the nine-month period ended September 30, 2023), all of which were excluded from their income tax and social contribution calculation basis.

The exclusion of this tax benefit from the income tax and social contribution calculation base on net income reflected a tax gain in the nine-month period ending September 30, 2024 of US$158 million (US$149 million in the nine-month period ending September 30, 2023).

On June 12, 2023, when considering Repetitive Topic 1182, the STJ understood that the requirement of IRPJ and CSLL on amounts related to ICMS tax incentives, other than those granted in the form of presumed credits, is undue, as long as the requirements of the article 30 of Law No. 12,973/14, and it is certain that the Company recorded the profit reserve referred to in the legislation. Law No. 14,789/23 changed the investment subsidy regime for tax purposes and revoked article 30 of Law No. 12,973/14 and its effects are being fulfilled by the Company for the year 2024, except in relation to presumed ICMS credits, whose taxation was ruled out by the unified understanding of the STJ Panels that deal with tax matters in the judgment of ERESP 1.517.492/PR.

(2)	According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(3)	Refers to the donations, as described in Note 24 – Expenses by nature.

Global Minimum Tax:

Starting January 1st, 2024, the rules of Pillar II came into effect in various countries, impacting multinational companies operating in those jurisdictions.

The Group, being subject to these global Pillar II norms, applies the relief from deferred tax accounting introduced by International Tax Reform - Pillar Two Model Rules (Amendments to IAS12), as well as the estimation of additional tax payments related to income tax due to measurement uncertainties and impacts.

Note that the Company, with the assistance of a specialized firm, is monitoring the potential impacts this new rule may have on the Group.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

Transfer Pricing:

Transfer pricing regulations in Brazil have undergone significant changes with the enactment of Law No. 14,596/2023 and Normative Instruction RFB No. 2,132/2023, aiming to align the country with international practices, such as the OECD guidelines. This new regulation, with mandatory implementation beginning in the 2024 calendar year, modifies the calculation methods and documentation required for transactions between related companies, directly impacting how multinational companies must determine and report their transfer pricing adjustments.

The Company, with the assistance of a specialized firm, is making efforts to thoroughly analyze these changes and assess potential impacts on our processes by mapping and adapting to new requirements.

10 Property, plant and equipment

Changes in property, plant and equipment:

	Balance at January 1, 2024	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at September 30, 2024
Buildings	4,305,145	215,591	(10,647)	(192,967)	(199,101)	4,118,021
Land	1,209,739	22,758	(4,053)	—	(86,076)	1,142,368
Machinery and equipment	4,310,590	520,599	(22,461)	(478,107)	(141,903)	4,188,718
Facilities	764,036	129,345	(405)	(39,469)	(87,682)	765,825
Computer equipment	166,291	53,346	(2,013)	(37,544)	(4,347)	175,733
Vehicles (land and air)	272,663	72,166	(7,587)	(33,638)	(15,601)	288,003
Construction in progress	1,636,719	(147,140)	(4,301)	—	(79,357)	1,405,921
Other	253,006	69,936	(836)	(30,308)	(5,257)	286,541
	12,918,189	936,601	(52,303)	(812,033)	(619,324)	12,371,130

	Balance at January 1, 2023	Acquired in business combination	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at September 30, 2023
Buildings	3,779,963	4	541,948	(15,814)	(191,223)	54,042	4,168,920
Land	1,056,590	—	62,178	(292)	—	16,837	1,135,313
Machinery and equipment	3,832,826	10,180	737,122	(30,046)	(444,787)	45,696	4,150,991
Facilities	575,290	—	152,148	(885)	(32,899)	27,212	720,866
Computer equipment	116,263	—	49,073	(583)	(32,550)	2,182	134,385
Vehicles (land and air)	214,898	—	78,467	(5,872)	(31,789)	2,200	257,904
Construction in progress	2,124,483	—	(458,099)	(2,162)	—	35,570	1,699,792
Other	215,050	(15)	46,070	(8,995)	(26,225)	3,618	229,503
	11,915,363	10,169	1,208,907	(64,649)	(759,473)	187,357	12,497,674

(1)	Additions for each category includes transfers from construction in progress during the period.

For the nine-month period ended September 30, 2024, the amount of capitalized interest added to construction in progress and included in additions was US$26,156 (US$56,559 for the nine-month period ended September 30, 2023). The capitalized interest rate used on September 30, 2024, was 5.82% per year (7.94% per year at December 31, 2023).

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

The Group tests the recoverability of its assets that were identified as having any indicator of impairment using the concept of value in use through discounted cash flow models). In the nine-month period ended September 30, 2024, the Company recognized an impairment of fixed assets in the amount of US$26,725, related to the restructuring of the indirect subsidiary Pilgrim’s Pride Corporation (PPC).

11 Leases

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 5.08% for the nine-month period ended September 30, 2024 (5.85% at December 31, 2023).

11.1 Right of use asset

Changes in the right of use asset:

	Balance at January 1, 2024	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	Balance at September 30, 2024
Growing facilities	805,370	64,590	(25,761)	(119,279)	(44,794)	680,126
Buildings	532,104	161,995	(14,929)	(67,582)	(11,490)	600,098
Land vehicles	223,720	36,458	(2,417)	(54,947)	1,065	203,879
Machinery and equipment	90,101	63,805	(4,313)	(34,949)	(3,356)	111,288
Operating plants	19,695	(59)	(4,035)	(3,373)	(1,678)	10,550
Land	19,186	663	(14)	(1,953)	(582)	17,300
Computer equipment	15,534	—	(158)	(6,415)	(1,464)	7,497
	1,705,710	327,452	(51,627)	(288,498)	(62,299)	1,630,738

	Balance at January 1, 2023	Acquired in business combination	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	Balance at September 30, 2023
Growing facilities	823,989	(10,552)	149,059	(10,971)	(124,080)	15,792	843,237
Buildings	426,996	—	158,701	(5,866)	(61,739)	9,387	527,479
Land vehicles	201,655	—	78,132	(634)	(53,782)	(3,412)	221,959
Machinery and equipment	104,890	—	25,209	(1,098)	(38,250)	1,027	91,778
Operating plants	18,706	—	5,335	(138)	(4,742)	719	19,880
Land	19,641	—	1,408	(24)	(1,928)	344	19,441
Computer equipment	9,216	—	(33)	4	(3,331)	391	6,247
	1,605,093	(10,552)	417,811	(18,727)	(287,852)	24,248	1,730,021

(1)	The additions for each line are presented net of PIS and COFINS.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

11.2 Lease liabilities

	September 30, 2024	December 31, 2023
Undiscounted lease payments	2,166,602	2,262,433
Present value adjustment	(394,975)	(421,206)
	1,771,627	1,841,227
Breakdown:
Current liabilities	346,205	352,627
Non-current liabilities	1,425,422	1,488,600
	1,771,627	1,841,227

Changes in the lease liability:

	Balance at January 1, 2024	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at September 30, 2024
Lease liability	1,841,227	330,988	74,935	(352,079)	(56,013)	(67,431)	1,771,627

	Balance at January 1, 2023	Business combination adjustment	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at September 30, 2023
Lease liability	1,721,833	(10,401)	421,921	73,463	(354,947)	(7,456)	12,317	1,856,730

The non-current portion of the lease liability schedule is as follows:

September 30, 2024
2025	247,975
2026	244,732
2027	187,683
2028	153,795
2029	130,380
Maturities after 2029	766,269
Total Future Minimum Lease Payments	1,730,834
Less: Imputed Interest	(305,412)
Present Value of Lease Liabilities	1,425,422

12 Intangible assets

Changes in intangible assets:

	Balance at January 1, 2024	Additions	Disposals	Amortization	Exchange rate variation	Balance at September 30, 2024
Amortizing:
Trademarks	341,183	682	—	(22,056)	653	320,462
Software	24,941	17,210	(7)	(4,635)	(3,151)	34,358
Customer relationships	486,166	—	—	(54,213)	6,590	438,543
Supplier contracts	28,077	—	—	(2,815)	(1,999)	23,263
Others	1,044	33	—	(178)	(53)	846
Non-amortizing:
Trademarks	1,092,793	484	—	—	8,042	1,101,319
Water rights	11,391	214	—	—	52	11,657
	1,985,595	18,623	(7)	(83,897)	10,134	1,930,448

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

	Balance at January 1, 2023	Additions	Disposals	Amortization	Exchange rate variation	Balance at September 30, 2023
Amortizing:
Trademarks	315,912	457	—	(16,846)	5,510	305,033
Software	21,079	5,980	(12)	(3,801)	818	24,064
Customer relationships	549,705	2,370	(2,434)	(54,999)	2,692	497,334
Supplier contracts	30,509	—	—	(2,864)	777	28,422
Others	833	36	(28)	(204)	(2)	635
Non-amortizing:
Trademarks	1,050,106	253	—	—	1,143	1,051,502
Water rights	11,347	—	—	—	(134)	11,213
	1,979,491	9,096	(2,474)	(78,714)	10,804	1,918,203

13 Goodwill

Goodwill represents the positive difference between consideration paid to purchase a business and the net fair value of identifiable assets and liabilities of the acquired entity. Goodwill is recognized as an asset and included in “Goodwill” in the Statement of Financial Position. Goodwill is related to an expectation of future earnings of the acquired subsidiary after assets and liabilities are combined with the Group and cost savings resulting from synergies expected to be achieved upon the integration of the acquired business.

Changes in goodwill:

	September 30, 2024	December 31, 2023
Balance at the beginning of the period	6,105,020	5,828,691
Business combinations adjustments	—	11,842
Exchange rate variation	(256,698)	264,487
Balance at the end of the period	5,848,322	6,105,020

CGUs	September 30, 2024	December 31, 2023
Brazil Beef	1,664,787	1,873,448
Seara	681,823	766,970
USA Pork	694,534	777,583
Moy Park (1)	—	694,534
Pilgrim’s Food Masters (PFM) (1)	—	280,915
Australia Smallgoods	314,839	310,598
Australia Meat	284,751	336,683
PPC - Fresh Poultry (1)	426,901	—
PPC - Brands & Snacking (1)	279,722	—
PPC - Fresh Pork/Lamb (1)	215,380	—
PPC - Food Service (1)	184,125	—
PPC - Meals (1)	62,011	—
Others CGUs without significant goodwill	1,039,449	1,064,289
Total	5,848,322	6,105,020

For the nine-month period ended September 30, 2024 and 2023 there were no indicators of impairment of goodwill within any CGU.

(1)	On July 1, 2024, the Company effectively completed the reorganization of the cash-generating units (CGU) Moy Park and Pilgrim’s Food Masters, driven by restructuring initiatives at its indirect subsidiary, Pilgrim’s Pride Corporation (“PPC”) in Europe. The purpose of these activities is to integrate core operations and reallocate processing capacities across production facilities, resulting in the closure of some facilities in Europe. As a result of this reorganization, the Company reassigned assets and liabilities to the applicable CGUs and allocated goodwill using the relative net assets approach. The new CGUs are Fresh Pork/Lamb, Fresh Poultry, Food Service, Meals, and Brands & Snacking. The Company then performed an interim impairment test on the CGUs on both a pre- and post reorganization basis. There was no impairment recognized in the nine-month period ended September 30, 2024 as a result of these tests.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023 (Expressed in thousands of United States dollar)

The Company additionally assessed if its reorganization indicated that any carrying amounts of its non-goodwill intangible assets might not be recoverable. The reorganization did not result in any change in business use for any of the intangible assets and therefore, the Company determined that no indicators were present that required the test of the recoverability of the asset group-level carrying amounts of its intangible assets in the nine-month period ended September 30, 2024.

14 Trade accounts payable

	September 30, 2024	December 31, 2023
Domestic:
Commodities	1,514,240	1,761,470
Materials and services	2,816,965	3,123,140
Finished products	83,406	38,061
Present value adjustment	(12,056)	(19,642)
	4,402,555	4,903,029

Foreign:
Commodities	15,147	31,354
Materials and services	266,021	320,691
Finished products	1,081	1,979
	282,249	354,024

Total trade accounts payable	4,684,804	5,257,053

Supplier finance arrangements (1)
Domestic	1,104,948	940,344
Foreign	11,019	7,722
Total supplier finance arrangements	1,115,967	948,066
Total	5,800,771	6,205,119

(1)	The Company and its indirect subsidiary Seara Alimentos carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. These transactions do not extend payment terms beyond the normal terms with other suppliers. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

The Group has commitments to purchase cattle for future delivery signed with certain suppliers, in which the Group guarantees the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, the suppliers advance this operation with the banks under the supply chain finance method. The total amount of this commitments as of September 30, 2024 was US$63,019 (US$61,926 at December 31, 2023), this operation is recognized as supply chain finance.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

15 Loans and financing

	Average			Payment	Current		Non-current
Type	annual interest rate	Currency	Index	terms / non- current debt	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Foreign currency
ACC - Advances on exchange contracts	6.07%	USD	—	2024	931,170	52,158	—	—
Prepayment	7.38%	USD	SOFR	2024 - 27	—	5,531	—	174,346
FINIMP - Import Financing	6.46%	USD and EUR	Euribor	2025	5,775	31,291	—	647
White Stripe credit facility	8.45%	USD and CAD	—	—	—	2,892	—	—
Working capital - Dollar	7.01%	USD	SOFR	2024 - 30	372	362	2,311	2,553
CRA - Agribusiness Credit Receivable Certificates	5.36%	USD	—	2024 - 38	1,566	442	65,438	38,464
Scott credit facilities	2.20%	USD	—	2030	—	—	—	1,815
Export credit note	6.96%	USD	SOFR	2025	100,757	—		—
Others	6.53%	—	—		13,189	—	1,792	—
					1,052,829	92,676	69,541	217,825
Local currency
FINAME(1)	5.99%	BRL	—	2024 - 25	56	478	—	6
Prepayment	7.09%	GBP, USD	BoE, SOFR	2024 - 25	676	54,906	—	60,000
Notes 2.50% JBS Lux 2027	2.50%	USD	—	2027	5,208	11,542	989,294	986,220
Notes 5.13% JBS Lux 2028	5.13%	USD	—	2028	7,557	19,219	888,502	886,398
Notes 6.5% JBS Lux 2029	6.50%	USD	—	2029	2,070	1,084	69,835	77,885
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	2,900	7,458	588,229	586,210
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	14,128	31,910	1,240,874	1,239,931
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	6,111	1,563	488,840	495,338
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	11,250	3,833	982,088	980,341
Notes 3.63% JBS Fin 2032	3.63%	USD	—	2032	7,319	16,729	955,411	984,472
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	47,508	29,469	1,625,208	2,001,095
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	4,061	30,900	1,486,122	1,576,065
Notes 4.38% JBS Lux 2052	4.38%	USD	—	2052	6,344	16,309	887,577	887,237
Notes 6.50% JBS Lux 2052	6.50%	USD	—	2052	33,261	8,396	1,525,901	1,527,284
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	24,350	18,669	883,639	883,214
Notes 4.25% PPC 2031	4.25%	USD	—	2031	16,669	8,972	843,747	984,404
Notes 3.50% PPC 2032	3.50%	USD	—	2032	2,538	10,500	891,986	891,184
Notes 6.25% PPC 2033	6.25%	USD	—	2033	14,972	43,924	965,586	984,018
Notes 6.88% PPC 2034	6.88%	USD	—	2034	12,795	7,639	485,699	484,577
Working capital - Reais	10.99%	BRL	TJLP	2024 - 28	—	5,081	—	16,331
Working capital - Euros	4.00%	EUR	Euribor	2024 - 28	20,023	17,249	11,873	10,186
Export credit note	12.97%	BRL	CDI	2024 - 30	966	2,913	1,162	214,735
CDC - Direct Consumer Credit	15.31%	BRL	—	2024 - 28	13,064	21,296	2,476	9,020
Livestock financing - Pre	10.99%	BRL	—	2024	379,082	242,928	—	—
CRA - Agribusiness Receivables Certificate	15.31%	BRL	CDI and IPCA	2024 - 37	134,967	149,060	1,112,965	2,013,297
Credit line - Scott	7.69%	USD, EUR	—	2025	—	20,087	—	529
Credit line - Beardstown Pace	3.65%	USD	—	2050	—	6,689	—	64,700
JBS Australia Confinement Agreement	2.76%	AUD	—	2028	—	993	—	34,053
Others	4.68%	Various	Various	2031	37,063	9,098	103,715	11,012
Total					804,938	798,894	17,030,729	18,889,742

					1,857,767	891,570	17,100,270	19,107,567

(1)	FINAME - Government Agency for Machinery and Equipment Financing

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, TJLP (the Brazilian government’s long-term interest rate), LIBOR and EURIBOR, among others.

The availability of revolving credit facilities for JBS USA was US$2.9 billion as of September 30, 2024 (US$2.9 billion as of December 31, 2023). In Brazil, the availability of revolving credit facilities was US$450 million (US$450 million at December 31, 2023).

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	September 30, 2024

2025
2026	8,259
2027	22,315
2028	1,002,583
2029	989,449
Maturities after 2029	688,287
2,710,893

15.1 Guarantees and contractual restrictions (“covenants”)

The Group was in compliance with its financial debt covenants restrictions as of September 30, 2024.

The Company, together with its indirect subsidiaries JBS Global Luxembourg S.à.r.l., JBS Holding Luxembourg S.à r.l., JBS USA Holding Lux S.à r.l. and JBS Global Meat Holdings Pty. Limited, are guarantors of certain senior notes listed with the U.S. Securities and Exchange Commission.

16 Income and other taxes payable

Income and other taxes payable are comprised of the following:

	September 30, 2024	December 31, 2023

Taxes payable in installments	57,977	67,980
PIS / COFINS tax payable	16,501	32,835
ICMS / VAT / GST tax payable	43,596	35,335
Withholding income taxes	7,850	10,527
IPTU and others	94,260	91,693
Subtotal	220,184	238,370
Income taxes payable	166,781	83,247
Total	386,965	321,617

Breakdown:
Current liabilities	301,059	227,249
Non-current liabilities	85,906	94,368
	386,965	321,617

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

17 Payroll and social charges

Payroll and social charges are comprised of the following:

	September 30, 2024	December 31, 2023

Social charges in installments	407,910	489,520
Bonus and vacation along with related social charges	891,373	736,138
Salaries and related social charges	509,764	503,400
Others	61,980	58,626
	1,871,027	1,787,684
Breakdown:
Current liabilities	1,461,445	1,297,181
Non-current liabilities	409,582	490,503
	1,871,027	1,787,684

Labor taxes payable in installments: In December 2022, the Federal Supreme Court (STF) in a decision favorable to the Direct Action of Unconstitutionality (ADI No. 4,395), declared that the subrogation of the collection of social security contributions was unconstitutional, referring to the Assistance Fund for Rural Workers (FUNRURAL) to slaughterhouses, consumer companies, consignees or product-acquiring cooperatives. As of September 30, 2024 the Company and its subsidiaries have a provision recorded in the amount of US$279,637 (US$353,000 as of December 31, 2023) under the heading “Social Charges Installments” related to FUNRURAL installments. Since 2018 to date, the Company and its subsidiaries settled the FUNRURAL payments installment in the total amount of US$274,490 in cash or through compensation of federal taxes recoverable.

18 Provisions for legal proceedings

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for these deemed probable based on estimated costs determined by management as follow:

Breakdown:
	September 30, 2024	December 31, 2023
Current liabilities	210,057	197,440
Non-current liabilities	271,256	315,953
	481,313	513,393

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

	September 30, 2024				December 31, 2023
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brasil	98,754	69,944	101,151	269,849	107,940	73,502	133,006	314,448
USA	—	210,056	—	210,056	—	197,439	—	197,439
Others jurisdictions	61	43	1,304	1,408	64	48	1,394	1,506
Total	98,815	280,043	102,455	481,313	108,004	270,989	134,400	513,393

	Labor		Civil			Tax and Social Security
Jurisdiction	Brazil	Other	Brazil	USA	Other	Brazil	Other

Balance at January 1, 2024	107,940	64	73,502	197,440	47	133,006	1,394
Additions, reversals and changes in estimates	49,708	4,220	15,133	81,226	(4,320)	(23,804)	627
Payments	(52,202)	(4,381)	(15,923)	(68,640)	108	(1,875)	81
Indexation	5,352	495	5,715	—	(257)	8,251	(318)
Exchange rate variation	(12,043)	(338)	(8,483)	30	4,465	(14,427)	(480)
Balance at September 30, 2024	98,755	60	69,944	210,056	43	101,151	1,304

Balance at January 1, 2023	99,187	83	48,539	174,240	21	104,126	1,294
Additions, reversals and changes in estimates	46,185	(721)	20,678	42,200	1,099	18,682	(68)
Payments	(50,413)	(494)	(15,009)	(90,300)	(1,008)	(459)	(96)
Indexation	8,140	(185)	12,759	—	727	10,479	2,143
Exchange rate variation	2,767	1,375	948	—	(818)	6,352	(1,975)
Balance at September 30, 2023	105,866	58	67,915	126,140	21	139,180	1,298

Civil legal proceedings (probable loss):

United States

The civil legal proceedings involve class-action lawsuits alleging violations of federal and state antitrust laws, as well as laws governing unfair competition, unjust enrichment, unusual business practices, and consumer protection related to beef, pork and chicken sales, as well as Canada and US State Matters. As of the nine-month period ending September 30, 2024, a provision of US$81,226 (US$42,200 as of September 30, 2023), was recognized. During this period, payments amounted to US$68,640 (US$90,300 as of September 30, 2023), leaving a remaining provision of US$210,056 (US$126,140 as of September 30, 2023).

The Company, together with its legal department and external counsel, continues to monitor the progress of the antitrust cases and believes that the accounting provisions recorded as of the date of these interim financial statements are sufficient to cover the associated risk.

Legal proceedings (possible loss):

In the nine-month period ended September 30, 2024, the Company did not identify any significant changes in the amount of the legal proceedings which the probability of loss is considered possible.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

19 Equity

a.	Share capital: Share capital on September 30, 2024 and December 31, 2023 was US$13,177,841, represented by 2,218,116,370 common shares, having no nominal value and there were no changes in the nine-month period ended September 30, 2024.

b.	Profit reserve:

b1. Treasury shares: Treasury shares include shares repurchased by the Group. As of September 30, 2024 and 2023, the Group had no balance in treasury shares.

c.	Non-controlling interest: Material non-controlling interest as of September 30, 2024 consisted of the 17.6% (17.5% as of December 31, 2023), of PPC common stock not owned by JBS USA. JBS USA’s voting rights in PPC are limited to 82.5% as of September 30, 2024 (82.5% as of December 31, 2023) of the total. The profit allocated to the PPC non-controlling interest was US$151,553 and US$33,600 for the nine-month period ended September 30, 2024 and 2023, respectively. The accumulated non-controlling interest in PPC was US$827,936 as of September 30, 2024 (US$674,000 as of December 31, 2023). For the nine-month period ended September 30, 2024, purchase of treasury stock by PPC was nil (nil for the nine-month period ended September 30, 2023). Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the periods indicated.

	Nine-month period ended September 30,		Three-month period ended September 30,
	2024	2023	2024	2023

Net Revenue	13,506,227	12,833,915	4,584,979	4,360,196
Net Income	851,451	188,106	349,990	121,567

	Nine-month period ended September 30,
	2024	2023
Net cash provided by operating activities	1,640,792	399,598

	September 30, 2024	December 31, 2023

Total assets	10,700,534	9,810,361
Total liabilities	6,481,868	6,465,784

d.	Distribution of interim dividends: On August 13, 2024, the Company approved the distribution of interim dividends from the profit reserves in the amount of US$799,983 (equivalent to R$4.44 billion considering the exchange rate on September 30, 2024), corresponding to US$0.36 (equivalent to R$2.00 considering the exchange rate on August 13, 2024) per ordinary share on June 30, 2024, to be distributed to the shareholders. The interim dividends was distributed on October 7, 2024.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

20 Net revenue

	Nine-month period ended September 30,		Three-month period ended September 30,
	2024	2023	2024	2023
Domestic sales	42,500,372	40,051,153	14,663,139	13,941,824
Export sales	14,708,513	13,417,859	5,262,867	4,787,876
NET REVENUE	57,208,885	53,469,012	19,926,006	18,729,700

20.1 Contract balances

Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Group has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Group recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the statement of financial position.

The following table provides information about trade accounts receivable and contract liabilities from contracts with customers:

	Note	September 30, 2024	December 31, 2023
Trade accounts receivable	4	3,392,036	3,390,856
Contract liabilities		(225,365)	(324,598)
Total customer contract revenue		3,166,671	3,066,258

21 Net finance expense

	Nine-month period ended September 30,		Three-month period ended September 30,
	2024	2023	2024	2023
Exchange rate variation	84,655	103,155	(68,731)	45,848
Fair value adjustments on derivatives	(353,763)	(56,500)	54,807	(56,963)
Interest expense (1)	(1,251,090)	(1,246,500)	(399,416)	(428,803)
Interest income (2)	309,401	224,768	98,668	77,531
Bank fees and others	(98,656)	(37,788)	(46,418)	(14,450)
	(1,309,453)	(1,012,864)	(361,090)	(376,837)

Finance income	517,594	343,113	153,475	123,379
Finance expense	(1,827,047)	(1,355,977)	(514,565)	(500,216)
	(1,309,453)	(1,012,864)	(361,090)	(376,837)

(1)	For the nine-month period ended September 30, 2024, the amount of US$864,371 (US$850,830 for the nine-month period ended September 30, 2023) refers to interest expenses from loans and financings.
(2)	For the nine-month period ended September 30, 2024, the amount of US$136,247 (US$61,531 for the nine-month period ended September 30, 2023) refers to interest income from short-term investments.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

22 Earnings (loss) per share

	Nine-month period ended September 30,		Three-month period ended September 30,
	2024	2023	2024	2023
Net income attributable to Company shareholders	1,354,019	(215,544)	692,922	117,336
Weighted average - common shares outstanding	2,218,116,370	2,218,116,370	2,218,116,370	2,218,116,370

Basic and diluted earnings (loss) per share - (US$)	0.61	(0.10)	0.31	0.05

23 Operating segments

The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM) - our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others. The segment performance is evaluated by the CODM, based on Adjusted EBITDA.

Adjusted EBITDA consists of all the items of profit and loss that compose the Group’s profit before taxes, applying the same accounting policies as described in these unaudited condensed financial statements, except for the following adjustments as further described below: exclusion of share of profit of equity-accounted investees, net of tax; exclusion of net finance expense; exclusion of depreciation and amortization expenses; exclusion of expenses with antitrust agreements; exclusion of donations and social programs expenses; exclusion of impairment of assets; exclusion of restructuring; exclusion of Rio Grande do Sul losses; exclusion of fiscal payments - special program; and exclusion of certain other operating income (expense), net.

Brazil: this segment includes all the operating activities from the Group, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Pork USA: this segment includes JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Pilgrim’s Pride: this segment includes PPC’s operations, which the majority of revenues are generated from US, United Kingdom, Europe, and Mexico sales of fresh and prepared chicken. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. PPC also generates revenue from the sale of prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. PPC includes the PFM subsidiary, acquired in September 2021, and generates revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Australia: Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, pork, and fish, processing facilities in Australia and New Zealand, including the recently acquired Huon and Rivalea businesses. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Others: includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 5% or more of the total revenues.

The Group manages its loans and financing and income taxes at the corporate level and not by segment.

The information by operational segment are as follows:

	Nine-month period ended September 30, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	9,110,276	6,499,556	17,886,153	6,114,728	13,494,937	4,882,634	412,639	58,400,923	(1,192,038)	57,208,885
Adjusted EBITDA(1)	733,874	1,088,992	136,531	800,249	2,059,291	524,075	3,608	5,346,620	(1,324)	5,345,296

	Nine-month period ended September 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	8,132,195	6,162,416	17,030,121	5,611,574	12,823,350	4,478,908	642,196	54,880,760	(1,411,748)	53,469,012
Adjusted EBITDA(1)	292,800	229,156	212,843	331,799	1,093,860	276,247	(7,477)	2,429,228	(1,805)	2,427,423

	Three-month period ended September 30, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	3,256,380	2,193,966	6,312,640	2,042,489	4,581,061	1,784,587	152,119	20,323,242	(397,236)	19,926,006
Adjusted EBITDA(1)	377,679	461,243	117,347	246,696	775,892	174,347	(85)	2,153,119	—	2,153,119

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

	Three-month period ended September 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	2,958,974	2,091,562	5,953,183	2,026,552	4,356,432	1,575,241	140,697	19,102,641	(372,941)	18,729,700
Adjusted EBITDA(1)	99,250	116,063	103,008	209,173	449,760	136,181	(4,438)	1,108,997	(617)	1,108,380

(*)	Includes intercompany and intersegment transactions.

(1)	The Adjusted EBITDA is reconciled with the consolidated profit (loss) before taxes, as follows below:

	Nine-month period ended September 30,		Three-month period ended September 30,
	2024	2023	2024	2023
Profit (loss) before taxes	2,101,737	(277,463)	1,197,121	162,083
Share of profit of equity-accounted investees, net of tax	231	(9,836)	(3,897)	(4,029)
Net finance expense	1,309,453	1,012,864	361,090	376,837
Depreciation and amortization	1,633,620	1,571,801	542,842	535,936
Antitrust agreements(1)	80,977	42,200	700	10,500
Donations and social programs(2)	18,171	11,084	3,591	3,698
Impairment of assets(7)	—	20,836	—	(909)
Restructuring(3)	82,991	39,625	30,835	941
Rio Grande do Sul losses(4)	19,313	—	13,092	—
Fiscal payments - Special Program(5)	81,766	—	—	—
Other operating income (expense), net(6)	17,037	16,312	7,745	23,323
Elimination	1,324	1,805	—	617
Total Adjusted EBITDA for reportable segments	5,346,620	2,429,228	2,153,119	1,108,997

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries.

(2)	Refers to the donations, as described in Note 24 – Expenses by nature.
(3)

Refers to multiple restructuring initiatives (including related impairment), primarily those in the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are classified as Other expenses, as well as other non-significant restructuring projects that are classified as General and administrative expenses.

(4)	Refers to the losses resulted from flooding that occurred in Rio Grande do Sul.
(5)	Refers to the special program for payment of tax processes with exemption from fines and reduction of interest.
(6)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses related to acquisitions, marketing of social programs, insurance recovery, among others.
(7)	Refers to the impairment of assets of the Planterra business unit, which ceased its activities during the 2023 fiscal year.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Below is net revenue and total assets based on geography, presented for supplemental information.

	Nine-month period ended September 30, 2024
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	33,616,750	15,812,391	4,467,637	4,514,802	273,847	58,685,427	(1,476,542)	57,208,885
Total assets	17,850,381	15,352,126	4,221,281	5,605,971	295,385	43,325,144	(1,737,131)	41,588,013

	Nine-month period ended September 30, 2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	31,622,467	13,361,329	4,158,985	4,446,891	190,822	53,780,494	(311,482)	53,469,012
Total assets	33,826,807	17,650,586	3,601,670	5,129,745	2,063,529	62,272,337	(19,434,538)	42,837,799

	Three-month period ended September 30, 2024
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	11,633,150	5,522,770	1,645,994	1,533,689	97,597	20,433,200	(507,194)	19,926,006

	Three-month period ended September 30, 2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	10,979,718	4,755,130	1,478,164	1,503,806	80,424	18,797,242	(67,542)	18,729,700

(1)	Includes intercompany and intersegment transactions.
(2)	Including the holdings located in Europe that are part of the North American operation.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

24 Expenses by nature

Expenses by nature are disclosed as follows:

	Nine-month period ended September 30,		Three-month period ended September 30,
	2024	2023	2024	2023
Cost of sales
Cost of inventories, raw materials and production inputs	(40,962,307)	(40,815,062)	(14,065,067)	(14,096,023)
Salaries and benefits	(6,187,989)	(5,552,453)	(2,100,973)	(1,904,147)
Depreciation and amortization	(1,447,022)	(1,374,135)	(480,079)	(464,864)
	(48,597,318)	(47,741,650)	(16,646,119)	(16,465,034)
Selling
Freight and selling expenses	(2,686,014)	(2,843,955)	(843,173)	(944,549)
Salaries and benefits	(415,795)	(223,114)	(254,592)	(78,074)
Depreciation and amortization	(46,127)	(48,424)	(18,412)	(16,604)
Advertising and marketing	(231,120)	(229,107)	(78,726)	(74,770)
Net impairment losses (reversal of impairment)	(6,929)	(523)	(2,684)	659
Commissions	(52,840)	(42,540)	(19,969)	(15,641)
	(3,438,825)	(3,387,663)	(1,217,556)	(1,128,979)
General and administrative
Salaries and benefits	(898,891)	(871,285)	(285,377)	(322,811)
Fees, services held and general expenses	(574,055)	(546,806)	(153,566)	(204,150)
Depreciation and amortization	(140,471)	(149,245)	(44,351)	(54,470)
DOJ and Antitrust agreements	(80,977)	(42,200)	(700)	(10,500)
Donations and social programs (1)	(18,171)	(11,084)	(3,591)	(3,698)
	(1,712,565)	(1,620,620)	(487,585)	(595,629)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Company to support actions for social transformation where the Company is present and donations to Fundo JBS Pela Amazônia.

For the nine-month period ended September 30, 2024, the Company incurred expenses with internal research and development, in the amount of US$4,194 (US$5,211 for the nine-month period ended September 30, 2023).

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

24.1 - Other income and expenses

Other income: During the nine-month period ended September 30, 2024, the Company recorded in other income the amount of U$60,323 (US$115,003 as of September 30, 2023), which consist of several operations that are not significant and mainly refer to results on sale of asset totaling US$15,607 (US$16,970 as of September 30, 2023), insurance recovery totaling US$51 (US$19,267 as of September 30, 2023), tax refund and extemporaneous tax credit totaling US$5,933 (US$41,773 as of September 30, 2023) and other miscellaneous items.

Other expenses: During the nine-month period ended September 30, 2024, the Company recorded in other expenses the amount of U$109,079 (US$108,517 as of September 30, 2023), which consist mainly of restructuring totaling US$82,070 (US$60,422 as of September 30, 2023), loss on asset sale totaling US$12,760 (US$27,092 as of September 30, 2023) and other miscellaneous items.

Restructuring related expenses

During the nine and three-month period ended September 30, 2024, PPC recognized the following expenses and paid the following cash related to each restructuring initiative:

	Nine-month period ended in September 30, 2024
	Provisions	Expenses	Cash Outlays

Pilgrims Europe Central	2,571	27,965	23,585
Pilgrim’s Food Masters	14,980	34,774	14,452
Pilgrim’s Pride Ltd.	2,339	19,331	2,312
Moy Park	2,012	—	869
Total	21,902	82,070	41,218

	Three-month period ended in September 30, 2024
	Provisions	Expenses	Cash Outlays

Pilgrims Europe Central	(161)	—	4,102
Pilgrim’s Food Masters	4,933	11,921	5,762
Pilgrim’s Pride Ltd.	1,212	15,122	1,608
Moy Park	(95)	3,792	210
Total	5,889	30,835	11,682

The following table reconciles liabilities and reserves associated with each restructuring initiative from December 31, 2023 to September 30, 2024 and from December 31, 2022 to September 30, 2023. Ending liability balances for employee termination benefits and other charges are reported in accrued payroll and social charges in the Consolidated Balance Sheets. The ending reserve balance for inventory adjustments is reported in inventories, net in the Consolidated Statements of financial position.

	Liability reserve as of December 31, 2023	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of September 30, 2024 (*)

Severance	3,651	41,565	(32,185)	573	13,604
Contract termination	1,597	2,028	(3,096)	23	552
Asset impairment	359	26,846	(27,200)	(5)	—
Other	4,631	11,631	(8,809)	293	7,746
Total	10,238	82,070	(71,290)	884	21,902

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

	Liability reserve as of December 31, 2022	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of September 30, 2023 (*)

Severance	6,142	20,812	(26,058)	206	1,102
Contract termination	922	1,278	(110)	42	2,132
Asset impairment	3,007	5,030	(8,155)	462	344
Other	6,526	11,564	(11,545)	(346)	6,199
Total	16,597	38,684	(45,868)	364	9,777

(*)	Recognized in each of its respective balance accounts.

25 Risk management and financial instruments

Financial instruments:

Financial instruments are recognized in the unaudited condensed consolidated financial statements as follows:

	Note	September 30, 2024	December 31, 2023
Assets
Fair value through profit or loss (1)
Financial investments	3	2,782,219	2,642,258
National treasury bills	3	107,787	210,716
Derivative assets		91,701	169,736
Amortized cost (2)
Cash at banks	3	2,239,508	1,830,814
Margin cash	3	108,007	18,191
Trade accounts receivable	4	3,392,036	3,390,856
Related party receivables	8	108,388	118,554
Total		8,829,646	8,381,125
Liabilities
Amortized cost
Loans and financing	15	(18,958,037)	(19,999,137)
Trade accounts payable and supply chain finance	14	(5,800,771)	(6,205,119)
Lease	11	(1,771,627)	(1,841,227)
Other financial liabilities (3)		(70,014)	(104,043)
Fair value through profit or loss
Derivative liabilities		(140,375)	(144,251)
Total		(26,740,824)	(28,293,777)

(1)	CDBs are updated at the contractual rate but have a short-term and the counterparties are financial institutions, and their carrying amount is approximate to fair value; national treasury bill are measured at fair value.
(2)	Loans and receivables are classified as amortized cost; the trade accounts receivable are short-term and net of expected losses..

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Fair value of assets and liabilities through profit or loss: The Group determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing in the short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value cannot be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets.

	September 30, 2024			December 31, 2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	2,782,219	2,782,219	206,650	2,435,608	2,642,258
National treasury bills	107,787	—	107,787	210,716	—	210,716
Derivative assets	—	91,701	91,701	—	169,736	169,736

Financial liabilities
Derivative liabilities	—	140,375	140,375	—	144,251	144,251

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes, are estimated using the closing sale price of these securities informed by a financial newswire on September 30, 2024 and December 31, 2023, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Group’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Group’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of the notes:

	September 30, 2024			December 31, 2023
Description	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 2.50% JBS Lux 2027	1,000,000	95.75%	957,520	1,000,000	92.10%	920,960
Notes 5.13% JBS Lux 2028	899,740	101.51%	913,326	900,000	99.66%	896,931
Notes 3.00% JBS Lux 2029	600,000	93.26%	559,542	600,000	88.24%	529,440
Notes 6.50% JBS Lux 2029	69,909	100.90%	70,534	77,973	99.27%	77,406
Notes 5.50% JBS Lux 2030	1,249,685	101.41%	1,267,268	1,250,000	98.55%	1,231,875
Notes 3.75% JBS Lux 2031	493,000	92.06%	453,876	500,000	86.45%	432,250
Notes 3.00% JBS Lux 2032	1,000,000	86.85%	868,470	1,000,000	81.66%	816,560
Notes 3.62% JBS Lux 2032	969,100	91.35%	885,321	1,000,000	85.60%	856,030
Notes 5.75% JBS Lux 2033	1,661,675	103.89%	1,726,248	2,050,000	99.35%	2,036,736
Notes 6.75% JBS Lux 2034	1,507,046	111.14%	1,675,007	1,600,000	105.27%	1,684,368
Notes 4.37% JBS Lux 2052	900,000	80.02%	720,216	900,000	74.36%	669,204
Notes 6.50% JBS Lux 2052	1,548,000	106.93%	1,655,339	1,550,000	100.71%	1,560,989
Notes 7.25% JBS Lux 2053	900,000	116.93%	1,052,406	900,000	109.34%	984,060
Notes 4.25% PPC 2031	855,725	95.22%	814,779	1,000,000	90.27%	902,650
Notes 3.50% PPC 2032	900,000	88.52%	796,698	900,000	84.47%	760,203
Notes 6.25% PPC 2033	980,000	106.31%	1,041,808	1,000,000	102.90%	1,029,020
Notes 6.87% PPC 2034	500,000	110.97%	554,826	499,999	108.05%	540,230
	16,033,880		16,013,184	16,727,972		15,928,912

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Risk management:

The Group during the regular course of its operations is exposed to a variety of financial risks that include the effects of changes in market prices, (including foreign exchange, interest rate risk and commodity price risk), credit risk and liquidity risk. Such risks are fully disclosed in the last annual financial statements. There were no changes in the nature of these risks in the current period.

Below are the risks and operations to which the Group is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, of 25% to 50%, in the relevant variables for each risk. For each probable scenario, the Group utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

a. Interest rate risk

The quantitative data referring to the risk of exposure to the Group’s interest rates on September 30, 2024 and December 31, 2023, are in accordance with the Financial and Commodity Risk Management Policy of the Group and are representative of the exposure incurred during the period. The main exposure to financial risks as of September 30, 2024 and December 31, 2023 are shown below:

	September 30, 2024	December 31, 2023
Net exposure to the CDI rate:
CRA - Agribusiness Credit Receivable Certificates	—	(60,676)
Credit note - export	(2,129)	(217,648)
Rural - Credit note - Prefixed	—	(1,208)
Related party transactions	—	624
CDB-DI (Bank certificates of deposit)	893,653	943,526
Margin cash	130,753	31,566
Subtotal	1,022,277	696,184
Derivatives (Swap)	(1,498,412)	(1,427,374)
Total	(476,135)	(731,190)
Net exposure to the IPCA rate:
Treasury bills	36,371	27,716
CRA - Agribusiness Credit Receivable Certificates	(1,195,278)	(2,101,681)
Margin cash	—	51,751
Related party transactions	108,388	117,930
Subtotal	(1,050,519)	(1,904,284)
Derivatives (Swap)	1,138,909	1,423,667
Total	88,390	(480,617)
Assets exposure to the CPI rate:
Margin cash	—	49,144
Total	—	49,144
Liabilities exposure to the SOFR rate:
Prepayment	—	(280,971)
Prepayment - exchange agreement	(2,683)	(2,915)
Total	(2,683)	(283,886)
Liabilities exposure to the TJLP rate:
Working Capital	—	(771)
Total	—	(771)

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Sensitivity analysis as of September 30, 2024:

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI	Increase	10.65%	10.70%	(213)	15.98%	(24,668)	21.30%	(49,336)
IPCA	Decrease	4.24%	4.23%	(5)	3.18%	(921)	2.12%	(1,842)
SOFR	Increase	4.96%	4.96%	—	6.20%	(33)	7.44%	(65)
				(218)		(25,622)		(51,243)

			September 30, 2024				December 31, 2023
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value

	CDI	2024	—	—	—	—	181,769	189,067	(189,571)	(504)
	IPCA	2024	—	—	—	—	111,031	142,472	(111,625)	30,847
	IPCA	2027	179,587	184,386	(189,258)	(4,872)	79,937	94,520	(85,402)	9,118
	IPCA	2028	—	—	—	—	91,298	108,777	(100,034)	8,743
	IPCA	2030	—	—	—	—	289,179	350,639	(328,591)	22,048
	IPCA	2031	268,023	313,755	(317,771)	(4,016)	288,874	333,981	(326,029)	7,952
	IPCA	2032	210,353	228,005	(241,600)	(13,594)	87,821	103,620	(105,459)	(1,839)
Swap	IPCA	2034	146,840	152,152	(154,902)	(2,750)	—	—	—	—
	IPCA	2036	—	—	—	—	18,824	23,487	(24,650)	(1,163)
	IPCA	2037	217,616	260,610	(290,070)	(29,459)	214,822	266,169	(267,639)	(1,470)
	IPCA	2038	161,761	171,602	(175,329)	(3,727)	—	—	—	—
	IPCA	2039	23,703	25,066	(25,208)	(142)	—	—	—	—
	IPCA	2044	91,775	97,952	(104,275)	(6,322)	—	—	—	—

			1,299,658	1,433,528	(1,498,413)	(64,882)	1,363,555	1,612,732	(1,539,000)	73,732

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

b. Exchange rate risk

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Group’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. The Group discloses these exposures considering the fluctuations of an exchange rate in particular towards the functional currency of each subsidiary.

	USD		EUR		GBP		MXN		AUD
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
OPERATING
Cash and cash equivalents	2,153,281	1,570,813	89,156	68,154	14,300	20,102	—	271,503	3	42
Trade accounts receivable	686,785	579,651	147,882	147,839	65,867	49,743	—	134,113	957	241
Sales orders(1)	—	916,595	—	73,564	—	217,509	—	—	—	—
Trade accounts payable	(265,613)	(174,781)	(46,564)	(74,963)	(15,756)	(15,846)	—	(267,433)	(2,670)	(320)
Purchase orders	—	(56,710)	—	(18,012)	—	—	—	—	—	—
Subtotal	2,574,453	2,835,568	190,474	196,582	64,411	271,508	—	138,183	(1,710)	(37)
FINANCIAL
Margin cash	342	—	—	—	—	—	—	—	—	—
Advances to customers	(3,384)	(111,368)	(2,132)	(12,621)	(194)	(511)	—	—	—	—
Loans and financing	(1,106,635)	(306,798)	(2,291)	(3,218)	(13,190)	—	—	—	—	—
Subtotal	(1,109,677)	(418,166)	(4,423)	(15,839)	(13,384)	(511)	—	—	—	—
Subtotal	1,464,776	2,417,402	186,051	180,743	51,027	270,997	—	138,183	(1,710)	(37)

Total exposure	1,464,776	2,417,402	186,051	180,743	51,027	270,997	—	138,183	(1,710)	(37)
DERIVATIVES
Future contracts	362,498	(250,788)	—	(137,070)	(64,152)	(44,142)	—	—	—	—
Deliverable Forwards (DF´s)	(488,164)	(398,024)	72,103	67,303	(14,364)	(14,369)	—	—	1,479	2,846
Non-Deliverable Forwards (NDF´s)	(1,052,831)	(1,306,760)	(24,714)	5,071	(10,179)	(97,124)	—	—	—	—
Total derivatives	(1,178,497)	(1,955,572)	47,389	(64,696)	(88,695)	(155,635)	—	—	1,479	2,846
NET EXPOSURE	286,279	461,830	233,440	116,047	(37,668)	115,362	—	138,183	(231)	2,809

(1)	Sales orders, although not recorded on the Balance Sheet, were part of the Company’s risk analysis and foreign exchange exposure assessment for the purpose of contracting hedging derivatives as of December 31, 2023.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

b1 Sensitivity analysis and derivative financial instruments breakdown as of September 30, 2024:

b1.1 US Dollar (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	5.4481	5.3571	(42,265)	4.0861	(632,317)	2.7241	(1,264,639)
Financial	Depreciation	5.4481	5.3571	18,218	4.0861	272,550	2.7241	545,102
Derivatives	Depreciation	5.4481	5.3571	19,348	4.0861	289,456	2.7241	578,914

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value

Future Contract	American dollar	Long	39,499	362,498	(319)	52,199	(250,788)	(2,078)

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (USD)	Notional (US$)	Fair value	Notional (USD)	Notional (US$)	Fair value

Deliverable Forwards	American dollar	Short	(488,164)	(478,434)	25,613	(398,024)	(398,024)	29,150
Non-Deliverable Forwards	American dollar	Short	(1,052,831)	(1,031,846)	35,659	(1,306,760)	(1,306,760)	13,975

b1.2 € - EURO (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	6.0719	5.9828	(2,745)	4.5539	(46,783)	3.0360	(93,566)
Financial	Depreciation	6.0719	5.9828	64	4.5539	1,086	3.0360	2,173
Derivatives	Appreciation	6.0719	5.9828	(683)	4.5539	(11,639)	3.0360	(23,279)

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value

Future Contract	Euro	Short	(946)	(57,452)	203	(1,157)	5,071	513
Deliverable Forwards	Euro	Long	11,875	72,103	(634)	12,576	67,303	(1,885)
Non-Deliverable Forwards	Euro	Short	(4,070)	(24,714)	679	947	5,071	(652)

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

b1.3 £ - British Pound (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	7.2999	7.4112	965	9.1249	15,820	10.9499	31,640
Financial	Depreciation	7.2999	7.4112	(201)	9.1249	(3,287)	10.9499	(6,574)
Derivatives	Depreciation	7.2999	7.4112	(1,329)	9.1249	(21,785)	10.9499	(43,569)

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value

Deliverable Forwards	British pound	Short	(1,968)	(14,364)	(24)	(2,333)	(14,369)	202
Non-Deliverable Forwards	British pound	Short	(1,394)	(10,179)	(69)	(15,771)	(97,124)	(579)

b1.4 AUD - Australian Dollar (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Depreciation	3.7777	3.8321	(24)	4.7221	(420)	5.6666	(840)
Derivatives	Appreciation	3.7777	3.8321	21	4.7221	363	5.6666	727

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (AUD)	Notional (US$)	Fair value	Notional (AUD)	Notional (US$)	Fair value

Deliverable Forwards	Australian dollar	Long	392	1,479	(6)	865	2,846	(1)

c. Commodity price risk

The Group operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Group and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

c1. Position balance in commodities (cattle) contracts of JBS S.A.:

Exposure in Commodities (Cattle)	September 30, 2024	December 31, 2023
DERIVATIVES
Future contracts	(17,150)	(101)
NET EXPOSURE	(17,150)	(101)

Sensitivity analysis as of September 30, 2024:

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
Exposure	Risk	price (USD per head)	Price	Effect on income	Price	Effect on income	Price	Effect on income

Derivatives	Appreciation	50	51	(301)	63	(4,212)	76	(8,424)

Derivatives financial instruments breakdown:

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future Contracts	Commodities (Cattle)	Short	(1,715)	(17,150)	(67)	(6)	(101)	—

c2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

EXPOSURE in Commodities (Grain)	September 30, 2024	December 31, 2023
OPERATING
Purchase orders	66,890	114,097
Subtotal	66,890	114,097
DERIVATIVES
Future contracts	50,112	—
Subtotal	50,112	—
NET EXPOSURE	117,002	114,097

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Sensitivity analysis as of September 30, 2024:

		Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
Exposure	Risk	Price (USD per tonne)	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Depreciation	(1.50)%	(985)	(25)%	(16,429)	(50)%	(32,858)
Derivatives	Depreciation	(1.50)%	(738)	(25)%	(12,308)	(50)%	(24,617)

Derivatives financial instruments breakdown:

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future contracts	Commodities (Grains)	Short	7,852	50,112	183	—	—	—

c3. Hedge accounting of Seara Alimentos:

The Group applies hedge accounting for grain purchases by the subsidiary Seara Alimentos, aiming at bringing stability to the results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; changes in commodities prices; and changes in the timing of the hedged transactions.

The effects on the income statement, other comprehensive income, and balance sheet of derivative financial instruments contracted for foreign exchange, commodity price, and interest rate hedging are presented below:

Hedge accounting - Derivative instruments	Risk factor	Quantity	Notional	Fair value
Future contracts	Commodities	7,852	50,112	199

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

c3.1. Hedge instruments:

Below are presented the effects on the income statement for the period, on other comprehensive income, and on the Balance Sheet of the derivative financial instruments contracted for foreign exchange, commodity price, and interest rate hedging:

	September 30, 2024	September 30, 2023
Statements of income:

Cost of sales before hedge accounting adoption	(5,053,872)	(5,976,928)

Derivatives operating income (loss)	98	28,089
Currency	—	1,577
Commodities	98	26,512
Cost of sales with hedge accounting	(5,053,774)	(5,948,839)

Financial income (expense), net excluding derivatives	(56,114)	(19,995)

Derivatives financial income (expense), net	(106,698)	(26,210)
Currency	(84,351)	10
Commodities	(22,047)	(24,752)
Interest	(300)	(1,468)

Financial income (expense), net	(162,812)	(46,205)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	September 30, 2024	September 30, 2023
Statements of other comprehensive income (expense):

Financial instruments designated as hedge accounting:	932	(5,057)
Currency	—	(5,118)
Commodities	932	61

Gain on cash flow hedge	1,412	3,136
Deferred income tax on hedge accounting
Total of other comprehensive income (expense)	1,412	3,136

Hedge cash flow movement	December 31, 2023	OCI	September 30, 2024
Hedge accounting operations at the parent company	(510)	1,437	927
(-) IR/CS	173	(489)	(316)
Impact of Hedge Operations on Subsidiaries	(337)	948	611

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

Below are the effects on the statement of financial position, after the adoption of hedge accounting:

	September 30, 2024	December 31, 2023
Statement of financial position:

Derivative (liabilities)/assets	183	—
Financial instruments designated as hedge accounting:
Commodities	183	—

Derivative (liabilities)/assets	9,430	4,473
Financial instruments not designated as hedge accounting:
Exchange	9,430	4,977
Interest	—	(504)
Other comprehensive income (expense)	949	(550)
Currency	—	39
Commodities	949	(589)

Inventories	(724)	6,577
Currency	—	136
Commodities	(724)	6,441

Open amounts in statement of financial position of derivative assets and liabilities:

	September 30, 2024	December 31, 2023

Assets:

Designated as hedge accounting	183	—
Currency	183	—

Not designated as hedge accounting
Currency	9,430	4,977

Current assets	9,613	4,977
Non-current assets	—	—

(Liabilities):
Not designated as hedge accounting	—	504
Interest	—	504

Current liabilities	—	—

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

c4. Position balance in commodities derivatives financial instruments of JBS USA:

Exposure in Commodities	September 30, 2024	December 31, 2023
OPERATIONAL
Firm contracts of cattle purchase	2,869,811	3,230,355
Subtotal	2,869,811	3,230,355
DERIVATIVES
Deliverable Forwards	(449,400)	389,130
Subtotal	(449,400)	389,130
NET EXPOSURE	2,420,411	3,619,485

Sensitivity analysis as of September 30, 2024:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (iii) Price variation - 50%
Exposure	Risk	Price (USD per head)	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Depreciation	(2.06)%	(57,940)	(25.00)%	(704,863)	(50.00)%	(1,409,726)
Derivatives	Appreciation	(2.06)%	9,073	(25.00)%	110,379	(50.00)%	220,757

Derivatives financial instruments breakdown:

			September 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value

Deliverable Forwards	Commodities (Cattle)	Short	(82,487)	(449,400)	(633)	80,377	389,130	(1,982)

d. Credit risk

The information about the exposure to weighted average loss rate, gross carrying amount, expected credit loss recognized in profit or loss and credit-impaired on financial assets were as follows:

	Weighted average loss rate	Gross carrying amount	Expected credit loss
September 30, 2024
Cash and cash equivalents	—	5,070,055	—
Margin cash	—	167,466	—
Trade accounts receivable	(2.63)%	3,392,036	(89,133)
Related party receivables	—	108,388	—
	—	8,737,945	(89,133)

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

e. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities:

	September 30, 2024					December 31, 2023
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	5,800,771	—	—	—	5,800,771	6,205,119	—	—	—	6,205,119
Loans and financing	1,857,767	30,574	2,680,319	14,389,378	18,958,038	891,570	171,228	1,212,538	17,723,802	19,999,138
Estimated interest on loans and financing (1)	2,175,258	850,019	1,621,919	6,573,410	11,220,606	1,362,896	1,052,488	1,910,116	7,390,262	11,715,762
Derivatives liabilities (assets)	101,572	38,803	—	—	140,375	144,251	—	—	—	144,251
Payments of leases	346,205	636,501	207,642	581,279	1,771,627	(2,796)	293,444	442,272	1,108,307	1,841,227
Other liabilities	15,028	54,970	—	15	70,013	21,162	20,914	—	61,967	104,043

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023. Payments in foreign currencies are estimated using the September 30, 2024 and December 31, 2023 exchange rates.

The Group has future commitment for purchase of grains and cattle whose balances for the nine-month period ended September 30, 2024 is US$29 billion (December 31, 2023 at US$35,6 billion).

The Group has securities pledged as collateral for derivative transactions with the commodities and futures whose balance as of September 30, 2024 is US$23,088 (US$13,575 at December 31, 2023). This guarantee exceeds the amount of the collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance as of September 30, 2024 is US$107,665 (US$67,335 at December 31, 2023). This guarantee exceeds the amount of the collateral.

Also, the indirect subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance as of September 30, 2024 is US$36,713 (US$51,751 at December 31, 2023). This guarantee exceeds the amount of the collateral.

A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the derivative change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

Notes to unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024 and 2023
(Expressed in thousands of United States dollar)

f. Risks linked to climate change and the sustainability strategy

In view of the Group’s operations, there is inherent exposure to risks related to climate change. Certain Group assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change, and are considered in the preparation of these financial statements.

For the nine-month period ended September 30, 2024, Management considered as main risk the data and assumptions highlighted below:

(i)	possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Group’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii)	structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.